02 FEB 11 AM 8:47

February 7, 2002

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

SUPPL

02015007

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Superconducting wire business to be separated"

Thank you for your assistance in handling it as required.

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Sincerely yours,

古川禎久

Yoshihisa Furukawa
Finance Section
Finance Department
Kobe Steel, Ltd.

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Superconducting wire business to be separated

TOKYO (February 7, 2002) – Kobe Steel, Ltd. decided at a board of directors' meeting held today to split off its superconducting wire business from Kobe Steel into a new company called Japan Superconductor Technology Inc. effective April 1, 2002.

1. Purpose of Separation

The purpose is to increase Kobe Steel's competitiveness in the superconducting wire field. Kobe Steel plans to split off the superconducting wire business currently within the company to establish a new subsidiary in order to improve the management efficiency of its superconducting wire business, a field that holds potential for growth.

2. Outline of Separation

(1) Schedule

Board approval of separation plan:	February 7, 2002
Separation date:	April 1, 2002
Registration of new company:	April 1, 2002

(2) Method of Transfer

The business to be separated will be shifted to Japan Superconductor Technology, the entity that will continue the business. In accordance with the Commercial Code, this transfer may be conducted without approval at the shareholders' meeting.

(3) Issuance of New Shares

The new company will issue 8,000 ordinary shares, which will be issued to Kobe Steel.

(4) Change in Capital due to Transfer

Kobe Steel's net assets will not change as it will acquire shares of the new company comparable in value to the business to be separated.

(5) Continuing Rights and Obligations of the New Company

The new company will continue the rights and obligations in regard to the manufacturing and marketing of Kobe Steel's superconducting wire business. Kobe Steel will also be responsible for the outstanding liabilities of the business to be shifted.

3. Outline of New Company

Name:	Japan Superconductor Technology Inc.
Business:	Superconducting wire
Establishment:	April 1, 2002
Location:	Kobe, Hyogo Prefecture, Japan
President:	Yasuhiko Otani (planned)
Capital:	400 million yen
Employees:	31 (planned)
Equity:	100% held by Kobe Steel, Ltd.

Media contact:

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
Tokyo, Japan
Tel +81-3-5739-6010
E-mail www–admin@kobelco.co.jp

Investor Relations
Tel +81-3-5739-6043

Address:
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN